UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of January 2008

Masisa S.A.
(Exact name of registrant as specified in its charter)

Masisa S.A.
(Translation of Registrant's name into English)

Av. Apoquindo 3650, Piso 10, Las Condes
Santiago, Chile
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover
Form 20-F or Form 40-F.

Form 20-F   X   Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether the registrant by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under Securities Exchange Act of 1934.

Yes       No   X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____

Item 1. Important Event issued by Masisa S.A. on January 31, 2008:

For further information, please contact:	Investor Relations (56 2) 350 6038 investor.relations@masisa.com Internet: www.masisa.com

MASISA S.A.
Publicly-Traded Corporation
Registered under Nº825 in the Securities Registry

SIGNIFICANT EVENT
Santiago, January 31, 2008

Mr. Superintendent
Superintendency of Securities and Insurance

Dear Sir,

Pursuant to what is established in Article 9 and the second sub-paragraph of Article 10 of Law No. 18.045 and in General Regulation No. 30 of the Superintendence of Securities and Insurance (hereinafter SVS), and duly empowered to such effect by the Board of Masisa S.A. (hereinafter referred to as “Masisa”) in a board meeting held on January 30, 2008, I hereby inform you of the following significant event concerning Masisa and its business:

1. Oxinova C.A. (hereinafter “Oxinova”) is a Venezuelan company whose single shareholders are the Chilean affiliate of Masisa, Inversiones Internacionales Terranova S.A., which owns 49% of the shareholding capital of Oxinova, and the Chilean Company Oxiquim Inversiones Internacionales Limitada, belonging to the Chilean Group Sintex-Oxiquim (“Oxiquim”), which owns 51% of the shareholding capital of Oxinova.

Oxinova consists in a plant to produce resins, located in Puerto Ordaz, Venezuela, mainly allocated on supplying this raw material to the MDF and PB board plants that Masisa owns in the same area through its indirect Venezuelan affiliate Fibranova C.A. (hereinafter “Fibranova”).

2. Dated today Fibranova has subscribed with Oxiquim an agreement through which the first purchases from the later its shareholding participation in Oxinova amounting to 51%, at the price of US$ 11,000,000.

By means of the above operation, Masisa, through its referred to affiliates goes on to hold 100% of Oxinova, which allows strengthening its competitive position by means of assuring control of a strategic factor of production in an integrated manner.

Oxiquim will still hold an operations contract with the Oxinova resins plant.
The take over of the Oxinova Management by Fibranova will take place on May 5, 2008.

Forecasts and Estimates

This significant event may contain forecasts, which are different statements from historical facts or current conditions, and include the management’s current vision and estimates of future circumstances, industry conditions and the Company’s performance. Some forecasts may be identified by the use of terms such as “may,” “should,” “anticipates,” “believes,” “estimates,” “expects,” “plans,” “intends,” “forecasts” and other similar expressions. Statements about future market share, projected future competitive strengths, the implementation of significant operating and financial strategies, the direction of future operations, and the factors or trends affecting financial conditions, liquidity, or operating income are examples of forecasts. Such statements reflect the current management vision and are subject to various risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. These statements are made based on many assumptions and factors, including general economic and market conditions, industry conditions and operating factors. Any changes in such assumptions or factors could lead to the current results of Masisa, and the projected Company activities, to materially differ from current expectations.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 31, 2008

Masisa S.A.

By:	/s/ Enrique Cibié
Enrique Cibié
CEO